October 21, 2013
BY EDGAR AND OVERNIGHT COURIER Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: John Reynolds, Assistant Director	Fulbright & Jaworski LLP 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 United States Tel +1 713 651 5151 Fax +1 713 651 5246 nortonrosefulbright.com

Re:	Hi-Crush Partners LP Amendment No. 1 to Registration Statement on Form S-3 Filed October 11, 2013 File No. 333-191481

Ladies and Gentlemen:

On October 11, 2013, Hi-Crush Partners LP (the “Registrant”) filed Amendment No. 1 to its Registration Statement on Form S-3 (the “Form S-3”). By letter dated October 17, 2013, the Registrant received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form S-3 (the “Comment Letter”).

In response to the Comment Letter, the Registrant has filed Amendment No. 2 to the Form S-3 (“Amendment No. 2”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Description of Debt Securities, page 27

1.	We note your response to comment 2 of our letter dated October 9, 2013. In particular, we note your statement that all subsidiaries of the company will be guarantors, with the exception of Hi-Crush Finance Corp. This appears to be inconsistent with the disclosure set forth in the prospectus, including the statement that “[i]n the event that one or more of the subsidiaries of Hi-Crush Partners LP…” Please revise to clarify who will be guaranteeing the debt.

Response:   We acknowledge the Staff’s comment and have revised Amendment No. 2 to address the Staff’s comment. Please see the cover page and pages 27 and 31 of Amendment No. 2. The Registrant is aware of its obligations under Rule 3-10(f) of Regulation S-X and should the circumstances providing the exemption outlined in the Registrant’s letter dated October 11, 2013 change, the Registrant will include in its periodic reports financial statements or footnote disclosure required to be in compliance with Rule 3-10 of Regulation S-X prior to an offering of securities covered by the Form S-3.

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.

Securities and Exchange Commission October 21, 2013 Page 2

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If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5412.

Very truly yours,

/s/ P. Kevin Trautner

P. Kevin Trautner

cc:

Erin Wilson (Securities and Exchange Commission)

James Lopez (Securities and Exchange Commission)

Robert E. Rasmus, Co-Chief Executive Officer (Hi-Crush Partners LP)

James M. Whipkey, Co-Chief Executive Officer (Hi-Crush Partners LP)

Mark C. Skolos, General Counsel (Hi-Crush Partners LP)